Filed Pursuant to Rule 433

Registration No. 333-217413

€175,000,000 0.850% Medium-Term Notes, Series X (Senior), due June 7, 2024

Term Sheet

November 22, 2019

Issuer:	U.S. Bancorp

Note Type:	Senior Notes

Ratings*:	A1 / A+ / AA- / AA (Moody’s / S&P / Fitch / DBRS)

Principal Amount:	€175,000,000

Security Description:

The Notes offered hereby will be a further issuance of, and form a single series with, the existing 0.850% Medium-Term Notes, Series X (Senior), due June 7, 2024 issued by the issuer on June 7, 2017. Upon completion of this offering, the issuer will have €1,175,000,000 aggregate principal amount outstanding of its 0.850% Medium-Term Notes, Series X (Senior), due June 7, 2024.

Pricing Date:	November 22, 2019

Settlement Date:	November 27, 2019 (T+3)

Maturity Date:	June 7, 2024

Coupon:	0.850% per annum, paid annually

Mid-Swap Yield:	-0.246%

Spread to Mid-Swap:	+45 basis points

Yield to Maturity:	0.204%

Benchmark Bund:	DBR 1.500% due May 15, 2024

Benchmark Bund Yield/Price:	-0.611% / 109.59

Spread to Benchmark Bund:	+81.5 basis points

First Coupon Date:	June 7, 2020 (Short first coupon) (Interest will accrue from June 7, 2019)

Interest Payment Dates:	Annually, on the 7th of June

Day Count Convention:	Actual/Actual (ICMA)

Business Days:	New York, London, TARGET2

Payment Business Day Convention:	Following, unadjusted

Price to Public:	102.908%, plus accrued interest from June 7, 2019 (€703,107.92 in the aggregate for the Notes offered hereby assuming settlement on the Settlement Date).

Underwriting Discount:	0.137%

Net Proceeds, before Expenses, but including accrued interest, to Issuer:	€180,552,357.92

Currency of Payment:

All payments of principal of, premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be payable in euro. If the euro is unavailable in the issuer’s good faith judgment due to the imposition of exchange controls or other circumstances beyond its control, is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or is no longer used for the settlement of transactions by public institutions of or within the international banking community (and is not replaced by another currency), then all payments in respect of the Notes may be made in U.S. dollars.

Payment of Additional Amounts:

The issuer will, subject to certain exceptions and limitations, pay as additional amounts such amounts as are necessary in order that the net amount of such payment of the principal of and interest on a Note to a holder who is a U.S. alien, after deduction for any present or future tax, assessment or governmental charge of a relevant jurisdiction, or a political subdivision or authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided for in such Note to be then due and payable.

Redemption for Tax Reasons:

The issuer may redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any political subdivision or taxing authority thereof or therein) that would obligate the issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with unpaid interest on the Notes, if any, accrued to, but not including, the date fixed for redemption.

Denominations:	€100,000 x €1,000

ISIN / Common Code / CUSIP:	XS1623404412 / 162340441 / 902973 BB1

Listing:	Application will be made to list the Notes on the New York Stock Exchange under the symbol “USB24B,” although the issuer cannot guarantee such listing will be obtained.

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. Citigroup Global Markets Limited

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  Credit ratings are subject to change depending on financial and other factors.

The issuer expects that delivery of the Notes will be made to investors on the Settlement Date, which will be the 3rd London business day following the date of the Pricing Date (such settlement being referred to as “T+3”). Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two London business days prior to the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus), a prospectus supplement and a preliminary pricing supplement filed with the U.S. Securities and Exchange Commission (the “SEC”).  Before you invest, you should read the prospectus, the prospectus supplement and the preliminary pricing supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the joint book-running managers can arrange to send you the prospectus, the prospectus supplement and the preliminary pricing supplement if you request it by calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Citigroup Global Markets Limited toll-free at 1-800-831-9146.